Exhibit (a)(1)(F)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase (as defined below) and the related Letter of Transmittal and any amendments or supplements thereto. The Offer is being made to all holders of the Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Offeror by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Offeror.
NOTICE OF OFFER TO PURCHASE FOR CASH

Any and All Outstanding Shares of Common Stock

of

LANDSEA HOMES CORPORATION

at

$11.30 PER SHARE, NET IN CASH

Pursuant to the Offer to Purchase dated May 23, 2025

by

LIDO MERGER SUB, INC.

a wholly owned subsidiary of

LIDO HOLDCO, INC.

a wholly owned subsidiary of

THE NEW HOME COMPANY INC.

and

APOLLO MANAGEMENT IX, L.P.
Lido Merger Sub, Inc., a Delaware corporation (the “Offeror” or “we”), a wholly owned direct subsidiary of Lido Holdco, Inc., a Delaware corporation (“Parent”), and a wholly owned indirect subsidiary of The New Home Company Inc., a Delaware corporation (“New Home”), is offering to purchase any and all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Landsea Homes Corporation, a Delaware corporation (“Landsea Homes” or “Company”), at a purchase price of $11.30 per Share, net to the holders thereof, in cash, without interest thereon and less any applicable tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2025 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, in accordance with the Merger Agreement described below, collectively constitute the “Offer”). Following the consummation of the Offer, and subject to the conditions described in the Offer to Purchase, the Offeror intends to effect the Merger described below.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JUNE 24, 2025 (ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON JUNE 23,
2025), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.
The purpose of the Offer is for Parent to acquire control of, and all of the outstanding equity interests in, the Company. New Home, Parent and the Offeror are controlled by certain funds managed by Apollo Management IX, L.P. (“Management IX”).
The Offer is being made in connection with the Agreement and Plan of Merger, dated as of May 12, 2025, by and among the Company, Parent and the Offeror (as it may be amended from time to time, the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Offeror will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”). At the closing of the Merger (the “Merger Closing”), each outstanding share of common stock issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares owned directly by the Company (or any wholly owned subsidiary of the Company), Parent, the Offeror or any of their respective affiliates, in each case immediately before the Effective Time, and Shares owned by any stockholders who have properly demanded their appraisal rights in accordance with Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)), will be automatically cancelled and converted into the right to receive an amount in cash equal to the Offer Price. From and after the Merger Closing, all such Shares will no longer be outstanding and will cease to exist. If, as a result of the Offer, the Offeror owns Shares representing at least a majority of all then-outstanding Shares, Parent, the Offeror and the Company will take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after the consummation of the Offer, without a meeting or vote of the Company’s stockholders, in accordance with Section 251(h) of the DGCL and upon the terms and subject to the conditions of the Merger Agreement. As a result of the Merger, the Shares will cease to be publicly traded, and the Company will become a wholly owned direct subsidiary of Parent and a wholly owned indirect subsidiary of New Home. The Offeror does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.” The Merger Agreement is more fully described in Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents” of the Offer to Purchase.
The Board of Directors of the Company has unanimously (a) determined that the Merger Agreement and the Transactions, including the Offer and Merger, are advisable, fair to and in the best interests of, the Company and its stockholders, and declared it advisable for the Company to enter into the Merger Agreement, (b) approved and declared advisable the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained in the Merger Agreement, and the consummation of the Transactions, including the Offer and the Merger, upon the terms and subject to the conditions contained in the Merger Agreement, (c) resolved that the Merger Agreement and the Merger will be governed by Section 251(h) of the DGCL and (d) resolved, subject to the terms and conditions of the Merger Agreement, to recommend that the Company’s stockholders accept the Offer and tender their Shares to the Offeror pursuant to the Offer.
The Offer will expire at 12:00 Midnight, New York City time, on June 24, 2025 (one minute after 11:59 P.M., New York City time, on June 23, 2025) (such date and time, the “Expiration Time”), unless the Offeror or Parent has extended the initial offering period of the Offer, pursuant to the terms of the Merger Agreement, in which event the term “Expiration Time” will mean the latest time and date at which the offering period of the Offer, as so extended by the Offeror or Parent, will expire. Shares tendered pursuant to the Offer may be withdrawn by the procedures set forth in Section 4—“Withdrawal Rights” of the Offer to Purchase for withdrawing Shares in a timely manner, at any time on or prior to the Expiration Time, and, if not previously accepted for payment, at any time after July 22, 2025, the date that is 60 days after the date of the commencement of the Offer, pursuant to Securities and Exchange Commission (“SEC”) regulations.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the following: (a) the number of Shares validly tendered (and not properly withdrawn in accordance with the terms of the Offer) and “received” by the “depository” for the Offer (as such terms are defined in Section 251(h) of the DGCL) immediately prior to the Expiration Time (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6) of the DGCL), together with any Shares then owned by the Offeror, Parent and any of their respective affiliates, representing at least a majority of the then-outstanding Shares as of the Expiration Time (the “Minimum Condition”); (b) the absence of any law or order (including any injunction or other judgment) enacted, issued or promulgated by any governmental authority of competent and applicable jurisdiction that is in effect as of immediately prior to the Expiration Time and has the effect of making the Offer, the acquisition of the Shares by Parent or the Offeror, or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of Shares by Parent or the Offeror, or the Merger; (c) the accuracy of the Company’s representations and warranties contained in the Merger Agreement (subject, in certain cases, to materiality and Company Material Adverse Effect qualifiers) (as defined in the Merger Agreement and described in Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents” of the Offer to Purchase) (the “Representations Condition”); (d) the Company’s performance or compliance with its agreements, obligations and covenants as required under the Merger Agreement in all material respects and such failure to comply or perform shall have been cured by the Expiration Time (the “Covenants Condition”); (e) the absence, since the date of the Merger Agreement, of any state of facts, change, condition, occurrence, effect, event, circumstance or development that has had a Company Material Adverse Effect (the “MAE Condition”); (f) Parent’s receipt of a certificate signed on behalf of the Company by its chief executive officer, certifying that the Representations Condition, the Covenants Condition and the MAE Condition are satisfied as of immediately prior to the Effective Time; (g) the Merger Agreement has not been terminated pursuant to its terms (the “Termination Condition”); (h) the completion of a 15 consecutive calendar day marketing period (subject to certain blackout periods and other limitations described in the Merger Agreement) (the “Marketing Period”) in accordance with the Merger Agreement; and (i) Parent’s receipt of the Required Financial Information (as defined in the Merger Agreement) and such Required Financial Information complies with certain requirements as set forth in the Merger Agreement. All of the conditions of the Offer must be satisfied or waived at or prior to the Expiration Time (see Section 12—“Sources and Amount of Funds”). See “Section 13—“Conditions of the Offer” of the Offer to Purchase.
The Offeror, Parent and New Home expect to fund the consummation of the Offer and the Merger with the proceeds from (i) an equity investment contemplated pursuant to an equity commitment letter, dated May 12, 2025, that Parent has entered into in connection with the execution of the Merger Agreement (the “Equity Commitment Letter”), which provides for up to $650 million in aggregate of equity financing (the “Equity Financing”) and (ii) a land bank arrangement pursuant to a commitment letter, dated May 12, 2025, that New Home has entered into in connection with the execution of the Merger Agreement (the “Land Bank Commitment Letter”), which provides for up to $700 million of land bank funding (the “Land Bank Arrangement”), up to $600 million of which is to be funded at the Effective Time in connection with the consummation of the Merger. Each of the Equity Financing contemplated by the Equity Commitment Letter and the Land Bank Arrangement contemplated by the Land Bank Commitment Letter is subject to the satisfaction of various customary conditions. See Section 12—“Sources and Amount of Funds” of the Offer to Purchase.
Subject to the terms and conditions of the Merger Agreement, unless the Merger Agreement is terminated in accordance with its terms, (a) if any of the Offer Conditions has not been satisfied or waived, the Offeror will extend the Offer on one or more occasions in consecutive periods of five business days each (or any other period as may be approved in advance by the Company) in order to permit satisfaction of all of the Offer Conditions, provided that if the sole remaining unsatisfied Offer Condition is the Minimum Condition, the Offeror will not be required to extend the Offer for more than four occasions in consecutive periods of five business days each (or such other duration as Parent, the Offeror and the Company may agree), (b) the Offeror will extend the Offer for the minimum period required by applicable law, including any rule, interpretation or position of the SEC or its staff or The Nasdaq Capital Market (“Nasdaq”) or as may be necessary to resolve any comments of the SEC or its staff or Nasdaq as applicable to the Offer documents, (c) the Offeror will extend the Offer if, at the then-scheduled Expiration Time, the Company brings or has brought any action in accordance with the applicable provisions of the Merger Agreement to enforce specifically the performance of the terms and provisions of the Merger Agreement by Parent or the Offeror, (x) for the period during which such action is pending or (y) by such other time period established by the court presiding over such action, as the case may be, and (d) the Offeror may, in its sole discretion, extend the Offer on up to two occasions in consecutive periods of five business days each (or such other duration as Parent and the Company may agree) if on any date as of which the Offer is scheduled to expire, (A) the full amount of the Closing Commitment Amount (as defined in the Land Bank Commitment Letter) has not been funded and will not be available to be funded at the consummation of the Offer or the Merger Closing and (B) Parent and the Offeror agree that (i) the Company may terminate the Merger Agreement as a result of the Offeror failing to consummate the Offer (where the Offer Conditions have been satisfied or waived, other than those conditions that by their nature are to be satisfied as of immediately prior to the Expiration Time) and receive a cash termination fee of $28,203,490.71 (the “Parent Termination Fee”) and (ii) solely with respect to both (x) any termination by the Company pursuant to Section 8.1(i) of the Merger Agreement following the Expiration Time (as extended pursuant to the Merger Agreement) and (y) the Offeror’s obligation to consummate the Offer, the Representations Condition (other than with respect to certain fundamental representations and warranties of the Company), the MAE Condition and the Covenants Condition (other than in respect of any Willful Breach (as defined in the Merger Agreement) following the date of delivery of such notice of extension), will be deemed to have been satisfied or waived at the Expiration Time, provided that the Offeror is not permitted to extend the Offer to a date later than November 12, 2025 (the “Outside Date”) (as the Outside Date may be extended under the Merger Agreement).
For purposes of the Merger Agreement, “Willful Breach” means a material breach of the Merger Agreement that is the consequence of an act or omission undertaken or caused by the breaching party intentionally and with the knowledge that the taking of or omission of taking such act would, or would reasonably expect to, cause or constitute a material breach of the Merger Agreement.
Any extension of the Offer, waiver, amendment of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed promptly by public announcement thereof, and the announcement in the case of any extension will be issued not later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Time in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).
No subsequent offering period is expected to be available following the Expiration Time. Parent and the Offeror have the right to terminate the Merger Agreement and the Offer in certain circumstances, as described in the Offer to Purchase.
Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, the Offeror and Parent expressly reserve the right to increase the Offer Price, waive any Offer Condition, in whole or in part, or to make any other changes in the terms and Offer Conditions; provided, however, that, pursuant to the Merger Agreement, the Offeror has agreed that it will not, without the prior written consent of the Company, (a) waive or modify the Minimum Condition or the Termination Condition, or (b) make any change in the terms of the Offer that (1) changes the form of consideration to be paid in the Offer, (2) decreases the Offer Price or the number of Shares sought to be purchased in the Offer, (3) extends the Offer or the Expiration Time, except as permitted by the Merger Agreement, (4) imposes conditions to the Offer other than those set forth in the Merger Agreement, or (5) amends any term or condition of the Offer in any manner that is adverse to the holders of the Shares.
If you desire to tender all or any portion of your Shares to the Offeror pursuant to the Offer, you must (a) follow the procedures described in Section 3—“Procedures for Tendering Shares” of the Offer to Purchase or (b) if your Shares are held by a broker, dealer, commercial bank, trust company or other nominee, contact such nominee and request that they effect the transaction for you and tender your Shares. If your Shares are held through a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your Shares. If you desire to tender your Shares to the Offeror pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or cannot deliver all required documents to Continental Stock Transfer & Trust Company (the “Depositary and Paying Agent”) by the expiration of the Offer, you may tender your Shares to the Offeror pursuant to the Offer by the procedures for guaranteed delivery described in Section 3—“Procedures for Tendering Shares” of the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer, the Offeror will promptly after the Expiration Time accept for payment all Shares validly tendered and not properly withdrawn prior to the Expiration Time, and will pay for such Shares promptly after the Expiration Time. For purposes of the Offer, the Offeror will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn if and when the Offeror gives oral or written notice to the Depositary and Paying Agent of its acceptance for payment of those Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary and Paying Agent. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.
Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Time, and, if not previously accepted for payment at any time, after July 22, 2025, the date that is 60 days after the date of the commencement of the Offer, pursuant to SEC regulations. For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Tendering Shares” of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary and Paying Agent, the name of the registered owner and the serial numbers shown on those certificates must also be furnished to the Depositary and Paying Agent prior to the physical release of those certificates. If you tender Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.
All questions as to the validity, form, eligibility and acceptance of any tender or withdrawal of Shares will be determined by the Offeror in its sole and absolute discretion, which determination will be final and binding absent a finding to the contrary by a court of competent jurisdiction. The Offeror also reserves the absolute right to waive any defect or irregularity in the tender or withdrawal of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender or withdrawal of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of New Home, Parent, the Offeror or any of their respective affiliates or assigns, the Depositary and Paying Agent, Innisfree M&A Incorporated (the “Information Agent”), or any other person will be under any duty to give notification of any defects or irregularities in any tender of Shares or notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the Expiration Time.
The receipt of cash in exchange for Shares pursuant to the Offer and the Merger generally will be taxable for U.S. federal income tax purposes, generally will be taxable under applicable state and local tax laws, and may be taxable under other tax laws. All of the Company’s stockholders should consult with their tax advisors as to the particular tax consequences to them of the Offer and the Merger.
The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
The Company has provided to the Offeror a list of stockholders and security position listings for the purpose of disseminating the Offer to Purchase, Letter of Transmittal and other Offer related materials to stockholders. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies or other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase, the related Letter of Transmittal and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Board and the reasons therefor) and the other documents to which such documents refer contain important information that should be read carefully before any decision is made with respect to the Offer.
Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent at its address and telephone numbers set forth below and will be furnished promptly at the Offeror’s expense. None of Management IX, New Home, Parent or the Offeror will pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee (other than to the Depositary and Paying Agent and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer Is:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Banks and Brokerage Firms, Please Call: (212) 750-5833
Stockholders and All Others Call Toll-Free: (877) 750-8233
May 23, 2025
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